Exhibit 99.1

For Immediate Release

New York REIT to Combine with The JBG Companies

To Create $8.4 Billion New York City and Washington, D.C. REIT

JBG Team to Internally Manage Combined Company,

Terminating Existing NYRT Management Agreement

Both Companies to Host Joint Webcast Today

NEW YORK, NY and CHEVY CHASE, MD, May 25, 2016 — New York REIT, Inc. (“NYRT”) today announced that it has entered into a definitive agreement with The JBG Companies and certain of its private funds (collectively, “JBG”) to contribute substantially all of their properties to NYRT resulting in a REIT with a best-in-class management team and a premier property portfolio in New York City and the Washington, D.C. area. Upon completion of the transaction, whereby NYRT will acquire substantially all of the properties and the management business of JBG, the combined company, to be renamed JBG Realty Trust, will form an estimated $8.4 billion enterprise value REIT, making it one of the largest REITs owning high quality office and mixed-use properties in urban-infill locations. The transaction will be tax-free to NYRT shareholders. The combined company will be headquartered in Chevy Chase, MD with a regional office in New York City.

The combined company’s portfolio will span over 14.5 million square feet of office, residential and retail properties across the gateway markets of New York City and Washington, D.C., concentrated in transportation served, urban-infill submarkets. Approximately 22% of the portfolio, by rentable square feet (“RSF”), will be located in New York City, with the balance of approximately 78% located in premier submarkets within the Washington, D.C. Metro area. The combined portfolio includes over 9.7 million RSF of high quality office assets, approximately 1.0 million RSF of retail assets, and approximately 4,500 residential units.  In addition, a meaningful portion of the company’s assets are in mixed-use districts involving a high density mix of commercial and residential buildings with anchor, specialty and neighborhood retail.

The combination transaction is subject to certain conditions, including approval by the NYRT stockholders of the issuance of common stock and operating partnership units in the transaction.  JBG has received all required approvals for the transaction from its owners and JBG Fund Advisory Committee members.  The Board of Directors of NYRT has approved the combination agreement and recommends that its stockholders approve the issuance of common stock and operating partnership units in the transaction.

Under the agreement, JBG will receive 319.9 million shares of common stock and operating partnership units of NYRT in exchange for the direct and indirect interests in the contributed JBG properties and the contribution of its management company (which equity consideration is subject to adjustment for certain cash payments and the possible exclusions of a limited number of designated properties if required consents are not obtained). Upon closing of the transaction, NYRT stockholders at the time of completion will own approximately 34.8% of the combined company’s shares and units and JBG equityholders will own approximately 65.2%.

As part of the transaction, NYRT’s external management contract will be terminated upon closing and the combined company will be internally managed by JBG’s current management team. W. Matt Kelly will be named Chief Executive Officer, David Paul will be named President and Chief Operating Officer, James Iker will be named Chief Investment Officer and Interim Chief Financial Officer, and Brian Coulter will be named Chief Development Officer. Michael Happel, NYRT’s current President and Chief Executive Officer has agreed to assist in the transition and will serve as a consultant to the combined company for a transition period.

Upon closing, the new Board of Directors of the combined company will be comprised of nine members, a majority of whom will be independent. The new Board of Directors will include: Michael J. Glosserman, to be named Co-Chairman, Robert Stewart, to be named Co-Chairman, both of whom are current executives of JBG, W. Matt Kelly, Michael D. Barnello, President and Chief Executive Officer, LaSalle Hotel Properties, Z. Jamie Behar, Managing Director, Real Estate & Alternative Investments, General Motors Investment Management Corporation (retired), Scott A. Estes, Executive Vice President and Chief Financial Officer, Welltower, Inc., Alan S. Forman, Yale University Investments Office, Director, Real Estate Investments, Glenn H. Hutchins, Chairman, North Island and Co-Founder of Silver Lake, and Randolph C. Read, currently Chairman of the Board of NYRT. It is anticipated that Mr. Hutchins will serve as the Lead Independent Director of the Board of Directors.

Pro forma for the combination, the Yale University Investments Office and JBG employees including senior management, the two largest stakeholders in JBG, will own approximately 10% and 15%, respectively, of the combined company.

Randolph C. Read, Chairman of the Board of NYRT, commented, “We are extremely pleased to be able to announce this transaction with The JBG Companies which is nothing short of transformative for New York REIT. This combination creates a substantial REIT in New York City and Washington, D.C. We believe that the expertise of the JBG management team is recognized throughout the industry and that this combination will provide the NYRT stockholders with a unique opportunity to participate in the value creation potential that this combination will bring.”

W. Matt Kelly, Chief Executive Officer of The JBG Companies, commented, “This combination creates a stabilized real estate platform focused on two of the world’s gateway markets. We have been actively evaluating ways to bring our unique capabilities and strategy to the New York City market for some time and believe the portfolio of the combined company will provide tremendous opportunities for value creation. We believe the combined company will be positioned for strong stockholder returns with an attractive, stabilized in-place portfolio combined with substantial growth potential. We are extremely excited to be joining forces with NYRT.”

The JBG Companies

Established in 1960, JBG is one of the premier real estate companies in the Washington, D.C. Metro area and owns one of the largest high-quality portfolios of urban-infill office, multifamily and retail assets in the region. JBG has investment, development (and redevelopment), operations, and private capital raising expertise across multiple property types and has a particular focus on mixed-use assets in infill markets. JBG’s primary approach to value creation involves a series of complementary disciplines in a process referred to as “Placemaking™”, involving strategically mixing high-quality multifamily and commercial buildings with anchor, specialty and neighborhood retail, in a high density, thoughtfully planned and curated public space environment.

JBG expects to contribute 72 operating properties with an aggregate of more than 11.3 million RSF, predominantly located near major transportation nodes in some of the most attractive high-barrier submarkets in the Washington, D.C. Metro area. In addition to its operating portfolio, JBG is also contributing its management company, an approximately 1.2 million RSF construction pipeline, an approximately 1.4 million RSF pre-development pipeline and a land bank with an estimated potential density of approximately 14.8 million square feet, providing the combined company with compelling value creation opportunities.

JBG’s management team is a proven steward of investor capital and has a long track record of creating value for investors through numerous economic cycles. From the beginning of 1999 through December 31, 2015, JBG has raised over $3.6 billion of discretionary fund investment capital for nine real estate investment funds and has invested in more than 250 assets on behalf of these funds.  JBG’s realized investments during this period have generated a levered IRR of 36.6% p.a., and an equity multiple of 2.3x.  Preqin Ltd. has named JBG as one of the top Consistent Performing Closed End Private Real Estate Fund Managers every year since 2011, the only real estate fund manager to receive this designation in each of the past five years.

Transaction Benefits

The combination of NYRT and The JBG Companies is expected to create an industry-leading REIT focused on New York City and Washington, D.C., whose stockholders will benefit from the following attributes:

•                  Enhanced positioning from a combination with a premium, urban-infill, transit-oriented portfolio with substantial embedded growth.

•                  Leadership from a premier management team with a track record of value creation through market cycles, a proven history as a best-in-class fiduciary, and a significant investment in the combined company.

•                  Expanded platform capabilities from a fully internalized management structure with strong shareholder alignment, with management and employee ownership in the combined company of approximately 15%.

•                  Plans to reduce the leverage of the combined company following closing without dilution through a combination of the disposition and/or recapitalization of certain properties through strategic joint ventures to facilitate growth.

•                  A new credit facility of up to $1.5 billion led by Bank of America Merrill Lynch to refinance certain indebtedness, pay transaction costs, and provide additional liquidity for the Company.

Alongside the addition of JBG’s contributed high quality Washington, D.C. Metro area portfolio, the combined company will maintain a dedicated New York City presence with the existing NYRT on-the-ground asset management and investments team remaining in place. Integration of NYRT’s New York City platform will be led by Todd Rich, a JBG partner and member of its management committee who was formerly with Tishman Speyer in its New York, London, Chicago, and Washington, D.C. offices prior to joining JBG. Building upon the existing NYRT portfolio, the combined company intends, over time, to acquire and redevelop or develop a concentrated collection of high-quality, mixed-use properties in New York City neighborhoods in which the firm’s Placemaking™ capabilities can drive attractive value creation opportunities.

Following the close of the transaction, the combined company intends to pursue strategic joint ventures, recapitalizations, and the disposition of select non-core properties in order to repay certain outstanding debt obligations, enabling the company to take advantage of opportunities to create value without the need for equity issuances. In addition, the combined company intends to obtain a new senior unsecured credit facility of up to $1.5 billion to be led by Bank of America Merrill Lynch, which is expected to be completed in conjunction with the closing.

NYRT Strategic Process

This transaction represents the conclusion of a strategic process NYRT has been conducting to consider all options to maximize long-term stockholder value.  These options included consideration of an outright sale of NYRT for cash or stock, a sale of individual assets, a sale of all or substantially all of NYRT’s assets through a plan of liquidation approved by NYRT’s stockholders, continuing operations as a standalone entity, and acquiring assets and bringing in new investors for minority or majority positions.  After this extensive review process, and with the assistance of its legal, tax and financial advisors, the Board concluded that the combination with JBG was in the best interests of NYRT and its stockholders.

James L. Nelson, an independent director of NYRT, commented “I am extremely pleased with the thorough and robust strategic review process that the board of NYRT conducted in analyzing a wide range of scenarios to create long-term stockholder value. Throughout the process, the Board maintained an overriding focus on what we reasonably believed to be the maximum value for NYRT’s stockholders over the long term. I believe this transaction with JBG accomplishes that goal.”

Approvals

The completion of the transactions contemplated by the combination agreement is subject to certain conditions, including (i) NYRT stockholder approval of the issuance of common stock and operating partnership units, (ii) the expiration of applicable waiting periods under the Hart-Scott-Rodino Act, (iii) the receipt of certain third party consents, and (iv) the combined company closing on a new credit facility.

In connection with the proposed transaction, NYRT expects to file a preliminary proxy statement with the SEC. After the SEC completes its review of the proxy statement, NYRT will mail a definitive proxy statement to its stockholders, and stockholders will vote at a special meeting on a date to be announced, for the issuance of common stock and operating partnership units in the transaction. NYRT expects the transaction will close by the end of 2016, if approved by its shareholders.

Advisors

The Eastdil Secured group of Wells Fargo Securities, LLC acted as exclusive financial advisor to NYRT. Proskauer Rose LLP acted as legal advisor to NYRT and Venable acted as Maryland counsel to NYRT.  BofA Merrill Lynch and Morgan Stanley acted as financial advisors to JBG. The Advisory and Consulting Group of Green Street Advisors acted as a strategic advisor to JBG.  Hogan Lovells US LLP served as legal advisor to JBG.

Conference Call

NYRT and JBG will host a conference call today, May 25, 2016 at 5:30 P.M. ET to discuss this announcement.

Dial-in instructions for the conference call and the replay are outlined below. This conference call will also be broadcast live over the Internet and can be accessed by all interested parties through the NYRT website, www.nyrt.com, in the “Investor Relations” section.

To listen to the live call, please go to NYRT’s “Investor Relations” section of the website at least 15 minutes prior to the start of the call to register and download any necessary audio software. For those who are not able to listen to the live broadcast, a replay will be available shortly after the call on the NYRT website at www.nyrt.com.

Conference Call Details

Live Call

Dial In (Toll Free): 1-888-317-6003

International Dial In (Toll Free): 1-412-317-6061

Canada Dial In (Toll Free): 1-866-284-3684

Participant Elite Entry Number: 5562559

Conference Replay*

Domestic Dial In (Toll Free): 1-877-344-7529

International Dial In (Toll Free): 1-412-317-0088

Canada Dial In (Toll Free): 1-855-669-9658
Conference Number: 10086995

*Available one hour after the end of the conference call through May 25, 2017.

Supplemental Information

On the date hereof, NYRT has filed a Current Report on Form 8-K containing additional information about JBG and the properties and other assets to be contributed directly or indirectly in the combination transaction that has been provided to NYRT by JBG, certain risks and uncertainties newly applicable to NYRT due to its entry into the combination agreement and other information related to the combination agreement and the combined company. This filing can be found on NYRT’s website at www.nyrt.com and on the SEC website at www.sec.gov.

About NYRT

NYRT is a publicly traded real estate investment trust listed on the NYSE that acquires income-producing commercial real estate, including office and retail properties, in New York City. Additional information about NYRT can be found on its website at www.nyrt.com. NYRT may disseminate important information regarding it and its operations, including financial information, through social media platforms such as Twitter, Facebook, and LinkedIn.

About The JBG Companies

The JBG Companies are investors, owners, developers, and managers of real estate properties in the Washington, D.C. Metropolitan Area. JBG is a mixed-use specialist that invests almost exclusively in urban-infill, transit-oriented real estate. The diverse portfolio controlled by JBG encompasses over 22 million RSF of urban-infill commercial and multifamily properties and a land bank with substantial estimated potential density. Additional information about JBG can be found on its website at www.jbg.com.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. These forward looking statements involve substantial risks and uncertainties. Actual results or events could differ materially from the plans, intentions, and expectations disclosed in the forward-looking statements NYRT makes. Forward-looking statements may include, but are not limited to, statements regarding stockholder liquidity and investment value and returns.

The words “anticipates,” “believes,” “expects,” “estimates,” “projects,” “plans,” “intends,” “may,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Factors that might cause such differences include, but are not limited to: the occurrence of any event, change or other circumstance that could give rise to the termination of the combination agreement; the outcome of any legal proceedings that may be instituted against NYRT related to the Combination Agreement or any of the transactions contemplated by the combination agreement; the failure to satisfy the conditions to completion of the transactions contemplated by the combination agreement, including the failure to obtain the required approval of NYRT’s stockholders; the failure of the combined company to consummate its contemplated deleveraging strategies and refinance NYRT’s current credit facility following the completion of the transactions contemplated by the combination agreement; risks that the proposed transaction disrupts current plans and operations of NYRT; risks and uncertainties related to businesses conducted by JBG that are not currently conducted by NYRT, including owning and acquiring properties in Washington, D.C., real estate construction, development and pre-development, and asset management; the impact of current and future regulation; the ability to continue to qualify as a REIT; the effects of competition; the ability to attract, develop and retain executives and other qualified personnel; changes in general economic or market conditions; and other factors, many of which are beyond NYRT’s control, including other factors included in NYRT’s reports filed with the SEC, particularly in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of NYRT’s latest Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on February 26, 2016, NYRT’s latest Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 10, 2016 and NYRT’s Current Report on Form 8-K with respect to the transactions contemplated by the combination agreement, filed with the SEC on May 25, 2016, as such Risk Factors may be updated from time to time in subsequent reports. NYRT does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information about the Proposed Transaction and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities of NYRT or the solicitation of any vote or approval. Elements of the proposed transaction will be submitted to the stockholders of NYRT for their approval. In connection with the proposed transaction, the Company expects to file with the SEC relevant materials, including a definitive proxy statement which will be mailed or otherwise disseminated to NYRT’s stockholders when it becomes available. NYRT STOCKHOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors may obtain free copies of the proxy statement and other relevant documents filed by NYRT with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by NYRT with the SEC are also available free of charge on NYRT’s website at www.nyrt.com.

Participants in Solicitation Relating to the Transaction

NYRT, JBG and their directors and executive officers may be deemed to be participants in the solicitation of proxies from NYRT’s stockholders in respect of the proposed transaction. Information regarding NYRT’s directors and executive officers can be found in NYRT’s latest Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on February 26, 2016. Information regarding

JBG’s executive officers can be found in NYRT’s Current Report on Form 8-K filed with the SEC on May 25, 2016. Additional information regarding the interests of such potential participants will be included in the proxy statement and other relevant documents filed with the SEC in connection with the proposed transaction when they become available. These documents are available free of charge on the SEC’s website and from NYRT’s using the sources indicated above.

Contacts

For NYRT:

Media:	Investors:
Jonathan Keehner	Michael A. Happel	Matthew Furbish
Mahmoud Siddig	CEO and President	Director, Investor
Joele Frank, Wilkinson Brimmer Katcher	New York REIT, Inc.	Relations
jkeehner@joelefrank.com	mhappel@nyrt.com	New York REIT, Inc.
msiddig@joelefrank.com	(212) 415-6500	(212) 415-6500
(212) 355-4449

For JBG:

Media:	Investors:
Hugh Burns	Lily Goldstein
Bob Rendine	The JBG Companies
Sard Verbinnen & Co	lgoldstein@jbg.com
hburns@sardverb.com	(240) 333-3841
rrendine@sardverb.com
(212) 687-8080